

September 16, 2024

John Lorbiecki
Chief Financial Officer
Aclarion, Inc.
8181 Arista Place, Suite 100
Broomfield, CO 80021

   Re: Aclarion, Inc.
     Registration Statement on Form S-3
     Filed September 9, 2024
     File No. 333-281999

Dear John Lorbiecki:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Juan Grana at 202-551-6034 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: James Carroll, Esq.